
Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN **ORIENTAL INTERNATIONAL** LIMITED
Securities and **Exchange Commission File** No.82-2955


03045523

16th December 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited

We enclose for your information a copy of a press release issued on 16th December 2003 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.


SEC MAIL PROCESSING
RECEIVED
DEC 29 2003
WASH. D.C.
SECTION

news release

Mandarin Oriental International Limited

Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda


MANDARIN ORIENTAL
THE HOTEL GROUP

MANDARIN **ORIENTAL INTERNATIONAL** LIMITED
Securities **and Exchange Commission File No.**82-2955

To: Business Editor

For immediate release

MANDARIN ORIENTAL ARRANGES FOUR YEAR EXTENSION TO ONE OF THE TRANCHES OF ITS HK$3 BILLION (US$385 MILLION) SYNDICATED LOAN FACILITY

16th December 2003 – Mandarin Oriental International Limited today announced that agreement had been entered into with the Group's syndicate of 19 international banks to extend one of the tranches of its HK$3 billion (US$385 million) dual tranche credit facility.

The tranche that has been extended was originally arranged in August 2001 as a five year revolving credit facility amounting to some HK$1.7 billion (US$218 million) and this has now been extended to December 2010. The second tranche will continue as a seven year term loan facility amounting to some HK$1.3 billion (US$167 million) expiring in August 2008.

Commenting on the new arrangements, Chief Financial Officer, John Witt, said, "The extension to the syndicated facility increases the average term of our bank debt and continues to be competitively priced. The extension supports our development plans for the Group, positioning Mandarin Oriental as one of the world's leading luxury hotel brands."

The facility is available to the Group's wholly-owned subsidiaries Mandarin Oriental, Hong Kong Limited and Excelsior (BVI) Limited, and is secured on the Group's two Hong Kong properties.

- more -


PROCESSING
DEC 29 2003
SECTION

Issued by: Mandarin Oriental Hotel Group International Limited
281 Gloucester Road, Causeway Bay, Hong Kong

The agent of the facility is Standard Chartered Bank. Other banks participating in the facility include: BNP Paribas (Hong Kong Branch); The Bank of Tokyo-Mitsubishi Ltd.; Wing Lung Bank Limited; Sumitomo Mitsui Banking Corporation; The Bank of East Asia, Limited; Industrial and Commercial Bank of China (Asia) Limited; Nanyang Commercial Bank, Limited; Shanghai Commercial Bank Ltd; Bank of China (Hong Kong) Limited; UFJ Bank Limited; Oversea-Chinese Banking Corporation Limited; Hang Seng Bank Limited; Bank of China (Macau Branch); Bank of Communications (Hong Kong Branch); Dah Sing Bank, Limited; Mizuho Corporate Bank, Limited; Tai Fung Bank Limited and Agricultural Bank of China.

Mandarin Oriental is the award-winning owner and operator of some of the world's most prestigious hotels and resorts. In total, the Group operates 19 luxury hotels in key business and leisure destinations, with four additional hotels under development in Washington D.C. (opening spring 2004), Hong Kong (opening 2005) as well as Tokyo and Boston (opening 2006). Mandarin Oriental now operates some 7,000 rooms in eleven countries with nine hotels in Asia, seven in The Americas and three in Europe. Mandarin Oriental International Limited is a publicly listed company and is a member of the Jardine Matheson Group.

- end -

For further information, please contact:

Mandarin Oriental Hotel Group International Limited
John Witt / Stuart Dickie (852) 2895 9288
Jill Kluge / Chantal Hooper (44) 207 529 9688 / (852) 2895 9160
e-mail: jillk@mohg.com / chantalh@mohg.com

Golin/Harris Forrest
Debbie Chu (852) 2501 7916

This and other Group announcements can be accessed through the Internet at 'www.mandarinoriental.com'.



Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

16th December 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sirs

Mandarin Oriental International Limited ("MOIL")
Directors' Share Transaction

In accordance with the requirements under the listing rules of the UK Listing Authority (the "UKLA"), the UKLA has today been notified on behalf of MOIL, of which Lord Powell of Bayswater KCMG is a Director, of the following Director's share transaction in Jardine Matheson Holdings Limited ("JMH"), the holding company of MOIL:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired/ Disposed	Price Per Share (US$)
Lord Powell of Bayswater KCMG	Exercise of JMH options	16/12/2003	+70,000	8.021
	Sale of JMH shares	16/12/2003	-30,000 -40,000	8.950 8.900

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary


SEC MAIL PROCESSING
RECEIVED
DEC 29 2003
WASH, D.C.